Exhibit 23

Independent Auditors’ Consent

The Board of Trustees

World Acceptance Corporation Retirement Savings Plan:

We consent to incorporation by reference in the Registration Statements (No. 333-14399) on Form S-8 of World Acceptance Corporation of our report dated June 5, 2003, relating to the statements of net assets available for benefits of the World Acceptance Corporation Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended, as well as the related financial statement schedule, which report appears in the December 31, 2002 annual report on Form 11-K of the World Acceptance Corporation Retirement Savings Plan.

/s/ KPMG LLP

Greenville, South Carolina

June 25, 2003